3/1-04

1095920

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 1 3 2002
366

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


02067323

7 March 2002

BALTIMORE TECHNOLOGIES PLC

(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX



Company	Baltimore Technologies PLC
TIDM	BLM
Headline	Director Shareholding
Released	10:17 8 Mar 2002
RNS Number	6423S

DEALINGS BY DIRECTORS

1) Name of Company

Baltimore Technologies plc

2) Name of Director

Kenneth Philip Smith

3) Please state whether notification indicates that it is in respect of holding of the Director named in 2) above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification in respect of Director named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

N/A

6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction.

Grant of Options

7) Number of shares/amount of stock acquired
N/A

8) Percentage of issued class
N/A

9) Number of shares/amount of stock disposed
N/A

10) Percentage of issued class
N/A

11) Class of security
N/A

12) Price per share
N/A

13) Date of transaction
N/A

14) Date Company informed
N/A

15) Total holding following this notification

N/A

16) Total percentage holding of this class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

7th March 2002

18) Period during which or date on which exercisable

10 Years

19) Total amount paid (if any) for grant of the option

Zero

20) Description of shares or debentures involved: class, number

Ordinary shares

21) Exercise price (if fixed at the time of the grant) or indication that price is to be fixed at the time of exercise

11.75p

22) Total number of shares or debentures over which options held following this notification

2,500,000

23) Any additional information

Options vest in 3 equal annual instalments subject to share price hurdles of 18p in year 1, 27p in year 2 and 40.5p in year 3

24) Name of contact and telephone number for queries

Simon Enoch, Company Secretary – 0118 903 8000

25) Name and signature of authorised company official responsible for making this notification

Simon Enoch, Company Secretary

Date of notification:
8th March 2002

END

END



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: 

Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002 7 March